[redacted]TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

04003316

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UDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40102

RECEIVED FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muzinich & Co.,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George M. Muzinich (212) 888-3413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue Lake Success NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ludwig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muzinich & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD FELTZ
Notary Public, State of New York
No. 01FE6015585
Qualified in New York County
Commission Expires Nov. 2, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (XXXX).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Indepentent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Muzinich & Co., Inc.
450 Park Avenue
New York, New York 10022
Tel. (212) 888-3413 Fax (212) 888-4368

* *

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

* *

MUZINICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	984,611
Deposit with clearing organization		50,044
Securities owned:		
Marketable, at market value		810,470
Not readily marketable, at estimated fair value		532,835
Management fees receivable		3,777,673
Prepaid income taxes		34,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $982,751)		539,097
Other assets		671,063
	$	7,399,793

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	907,019
Income taxes payable		62,879
		969,898
Commitments		
Stockholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized, 9,800 shares issued and outstanding		98
Additional paid-in capital		250,000
Accumulated other comprehensive income arising from foreign currency translation adjustment		179,200
Retained earnings		6,000,597
		6,429,895
	$	7,399,793

The accompanying notes are an integral part of this consolidated financial statement.

MUZINICH & CO., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION:

Muzinich & Co., Inc. (the "Company") was incorporated on July 21, 1988 in the state of Delaware. The Company was granted registration as a general securities broker-dealer by the Securities and Exchange Commission ("SEC") and was approved for membership in the National Association of Securities Dealers, Inc. ("NASD") in September 1988. Muzinich & Co., Limited, a wholly-owned subsidiary, was organized by the Company on October 4, 1999 in the United Kingdom and was approved for membership in the Financial Services Authority (FSA).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Muzinich & Co., Limited ("Limited"). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:

Securities owned consist of marketable and not readily marketable securities. Marketable securities are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. Unrealized gains and losses are reflected in net investment income.

Management Fees Receivable:

There is no allowance for doubtful accounts, as management has determined that substantially all amounts are fully collectable.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the shorter of the respective lease terms or the estimated useful lives of the improvements.

Cash Equivalents:

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Management fees are based on agreements, which provide for a percentage of the net assets under management.

Foreign Currency Translation:

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52. Asset and liability accounts are translated at the exchange rate in effect at year end, and income accounts are translated at the average rates of exchange prevailing during the year. The United States dollar effect that arises from translating the net assets of Limited is recorded in the accumulated other comprehensive income arising from foreign currency translation adjustment account, a separate component of stockholder's equity. Foreign currency transaction gains and losses are recorded in the consolidated statement of income.

Income Taxes:

Effective July 1, 2000, the stockholder has elected that the Company be treated as an S Corporation for Federal income tax purposes. Accordingly, the Company itself is not subject to federal income taxes. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates. The provision for income taxes includes the provisions for state, local and foreign income taxes.

3. DEPOSIT WITH CLEARING BROKER:

The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker.

4. SECURITIES OWNED:

Securities owned consist of investment securities at market value as follows:

Money market funds	$ 806,370
Corporate bond	4,100
	$ 810,470

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2003, these securities at estimated fair values consist of the following:

Note	$ 530,000
Warrants	2,835
	$ 532,835

The note represents the Company's investment in an off shore fund, the original cost of the note was $1,000,000. Management has determined that this investment has a fair value of $530,000.

5. NOTE RECEIVABLE:

The Company has a note receivable from an individual totaling $125,000. The note is non-interest bearing and is payable in 2 installments of $75,000 and $50,000 due March 31, 2004 and April 30, 2004, respectively. This note is included in other assets on the Statement of Financial Condition.

6. LEASES:

The Company and Limited have operating leases for their office space in New York, New York, and London, England, which expire on August 31, 2007 and May 3, 2006, respectively. The leases are subject to escalation based on increases in real estate taxes and certain landlord costs. Future minimum annual rental payments are as follows:

Year Ending December 31,	Amount
2004	$ 865,113
2005	865,113
2006	713,529
2007	424,324
	$ 2,868,079

In addition, the Company had sublet some of its existing space to another company. The sublease is subject to escalation charges based on increases in real estate taxes and common area maintenance. The term of the sublease expires June 30, 2007 with future minimum sublease income as follows:

Year Ending December 31,	Amount
2004	$ 66,000
2005	66,000
2006	66,000
2007 (six months)	33,000
	$ 231,000

7. RELATED PARTY TRANSACTIONS:

The shareholder of the Company is a director in various off shore funds managed by the Company.

8. SECTION 401(K)/PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary of up to 75% of annual compensation subject to maximum statutory limitations. In addition, the plan sponsor may also make a discretionary profit sharing contribution for the year.

9. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003 the Company had net capital, as defined, of $271,699, which exceeded its required minimum net capital of $100,000 by $171,699. Aggregate indebtedness at December 31, 2003 was $718,028. The ratio of aggregate indebtedness to net capital was 2.64 to 1.

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers, on a fully disclosed basis, with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held, in compliance with regulatory and internal guidelines.

The Company generally transacts its business with customers located throughout Continental Europe. Limited transacts its business with all European market clients.

From time to time, the Company may have cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

At December 31, 2003, approximately 50% of management fees receivable are from 4 customers.

* *

The Company's Consolidated Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Muzinich & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Muzinich & Co., Inc. and Subsidiary (the "Company) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the financial statement of Muzinich & Co., Limited, a wholly owned subsidiary, which statement reflect total assets of $1,788,914 as of December 31, 2003. That statement was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Muzinich & Co., Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Muzinich & Co., Inc. and Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2004